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                              July 3, 2023

       Dr. Peng Jiang
       Chief Executive Officer
       Brilliant Acquisition Corp
       99 Dan Ba Road, C-9, Putuo District
       Shanghai, Peoples Republic of China

                                                        Re: Brilliant
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 16, 2023
                                                            File No. 001-39341

       Dear Dr. Peng Jiang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form PRE 14A filed June 16, 2023

       General

   1. We note that you are seeking to extend your termination date to December 23, 2023, a date which is 42 months
from your initial public offering. We also note your statement, in your Current Report on
Form 8-K filed on June 29, 2023, that you have received a notice from the Listing
Qualifications Department of The Nasdaq Stock Market LLC indicating that you are not in
compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition
company must complete one or more business combinations within 36 months of the
effectiveness of its IPO registration statement, and stating that unless you timely request a
hearing, your securities (units, ordinary shares, warrants, and rights)
                                                        would be subject to
suspension and delisting from The Nasdaq Capital Market at the opening of business on
July 7, 2023. Please revise to disclose the receipt of this notice and your deficiency, and
how you intend to address it. Please also revise to discuss the risks of your non-compliance
with this rule, including any consequences if the Nasdaq Hearings
                                                        Panel does not grant
you a waiver for compliance with this rule.
 Dr. Peng Jiang
FirstName   LastNameDr.
Brilliant Acquisition CorpPeng Jiang
Comapany
July 3, 2023NameBrilliant Acquisition Corp
July 3,2 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Giovanni Caruso